Filed by SanDisk Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: msystems Ltd.
Commission File No.: 001-11712
The following presentation by given by the chief executive officer of SanDisk to employees of msystems Ltd. on July 31, 2006.

SanDisk - msystems Eli Harari Founder, Chairman & CEO July 2006

Forward-Looking Statement During the course of this presentation, we will make forward-looking statements regarding future events and the future performance of the company. These forward-looking statements entail various significant risks and uncertainties that could cause our actual results to differ materially from those expressed in such forward-looking statements. The words "believe", "anticipate", "expect", "estimate", "intend", "plan", "may", "will" and other similar expressions generally identify forward-looking statements. In addition, any statements, that refer to expectations, outlook, projections or other characterizations of future events or circumstances are forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We refer you to the documents we file from time to time with the Securities and Exchange Commission, and our most recent Form 10-K and Form 10-Q, as well as our reports on Form 8-K. These documents contain and identify important factors that could cause results to differ materially from those contained in any forward-looking statements. We do not undertake any obligation to update any of the information contained in any forward-looking statement.

Agenda The Opportunity/Challenge Key Messages Q&A

The Opportunity/Challenge Three rapidly growing markets for flash storage: Handsets Consumer Electronics Portable Computing NVM ubiquity will drive ~$40 Billion market by 2010 Challenges: Powerful competitors: Samsung, Toshiba, Intel, Apple, Sony Growing complexity of flash storage Critical success factors: critical mass, brand, global presence Capital to invest in manufacturing & technology

SanDisk -who are we? Founded 1988, funded by VC's, AT&T, WD, Seagate Invented Flash Cards (Flash emulating HDD in Silicon) Nasdaq listed in 1995, $2.3B 2005 Revenues Market cap ~$9B Operations in US, Europe, Japan,Taiwan, Israel, China, Scotland, India, Ireland Fundamental IP: Flash Memory/storage system/formats Culture: Innovation, Speed, Standards setting, Long Term Partnering 50-50 JV with Toshiba for NAND development, Production Unique Company: Semiconductor, Consumer Branded, IP

Our Mission To be the #1 Market Leader for Portable Storage Solutions for Consumers Worldwide Translated: Leveraging our Semiconductor Storage Foundation to Become a Consumer Branded Powerhouse

1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 East 62.8 97.6 125.3 135.8 247.1 601.8 366.3 541.2 1079 1777 2306 SanDisk Revenues 1995-2005 Past 10 Years CAGR = ~43% $ in Millions

EPS $2.00, Up 39% Y/Y $ per Share 2003 2004 2005 $1.02 $1.44 $2.00

Innovation Through Partnerships

SanDisk

Global Reach: 185,000+ Storefronts


USA, Mexico & So. America
AAFES
Best Buy
Brooks/Eckerd
Circuit City
CompUSA
Wal-Mart
Costco
K-Mart
Musicland
Office Depot
Staples
Sears
Rite Aid
Radio Shack
Meijer/Food
Safeway
Kroger
HEB
MDI
GameStop
Sprint
Verizon
Canada
Bell World
Best Buy
Blacks
Costco
London
Drugs
Radio Shack
Sears
Shoppers
Drug Mart
West Fair
Canada Tire
Europe
T Mobile
Carphone
Warehouse
Woolworths
Dixons
Orange
Wal-Mart
Camara
Euronix
FotoSistema
Fotoco
FNAC
Foto Service
Germanos
Internet shops
Knut Leclerc
MakroMarkt
PhotoStation
Pulsat
RIC
Ringfoto
Schlecker
Asia/ Pac Rim
Best
Coles
Fortress
Broadway
Lotte
Costco
Sunfar
GoMe
SuNing
DahZong
Officeworks
Big W
Harris Tech.
Good Guys
H Norman
Woolworths
Japan
Aeon
BIC
Best
Edion
K's
Kitamura
Kojima
Lawsons
Matsukiyo
Yamada
Yodobashi

20,000+ Food & Drug Stores
54,000+ Mobile Stores

10

High Volume Flash Manufacturing SanDisk's 2006-2008 Capex >$5 Billion Future Y4

Why now? msystems has achieved exceptional success and is ready to step up to next level SanDisk has achieved exceptional success and is focused on an ambitious plan to grow to $10 Billion in revenues by 2010 Both companies can best accelerate their growth thru this strategic combination

What's driving this acquisition? Powerful acceleration engine for product/technology innovations Two companies pioneered flash storage markets Combination of semiconductors, systems, apps expertise, security Formation of standard formats to accelerate new markets Complementary IP Complementary strengths for leadership in handsets Embedded: mDOC, H3, iNAND, mSIM Removable: SD, miniSD, microSD, MS Pro Duo, M2, MMC etc Complementary relationships: MNO's , OEM's, chipsets, OS, Content Complementary/comprehensive solutions for portable computing: U3, mDrive, SSD, industrial, etc. Complementary Strengths: OEM (msystems) - Retail (SanDisk) MLC (x3,x4)

Powerful synergies This is all about growth, not about cutting people Great teams at both msystems and SanDisk Similar cultures: passion for creating markets and building businesses through innovation Substantial gross margin benefit to msystems, leveraging large scale capital investments by SanDisk Instant access to SanDisk's: ~185K retail storefronts (including 54K mobile stores) Low cost NAND flash supply base Accelerating commercialization of x4 Critical mass, strong balance sheet ($2.8 Billion combined cash), growing brand equity, to compete effectively globally

People Are Key We want to mold a unified company, unified team! msystems is first and foremost a business entity, that will be integral to SanDisk's business strategy We do not plan to make msystems into an R&D center We expect to grow msystems's operations in Israel and elsewhere We expect to maintain msystems's P&L Divisions We intend to foster continuing innovation and promote global career opportunities for msystems's employees as part of SanDisk Where reductions are unavoidable, we will do our best to provide visibility and treat the persons impacted fairly People First!

Organization Messages Dov has agreed to stay closely involved at least 6 months post closing to assist with a smooth integration. Eli will be closely involved Yoram will have overall responsibility for integrating msystems' business divisions with SanDisk's corresponding businesses. He will be assisted by key management from msystems and SanDisk We have no plans to "fix" businesses that are working great at msystems We will learn from each other what works best and apply it throughout the combined company

Timeline Key events: Board of both companies approved the merger, two CEO's signed a binding agreement to merge all businesses under SanDisk Joint announcement in Israel this afternoon Obtaining all regulatory approvals leading to closing the acquisition could take between 4 -12 months (assume Q4 2006 closing) At closing, msystems becomes wholly owned subsidiary of SanDisk Until the closing date both companies continue to operate as separate and independent entities, each running its own businesses and continuing to separately report quarterly results. However the two companies have a NDA in place and should plan together our integrated business organizations and operations to be implemented immediately post closing

Integration Priorities (for next 30-90 days) Communications: Employees of both companies Suppliers (continuity with current agreements) Customers (continuity/growing current business) Partners (revised, strengthened deals) Investors Press Continue great execution by msystems of its Q3/Q4 plans. Same for SanDisk Form joint integration team in Israel Develop unified products strategy for mobile, portable computing, Industrial Develop strategy for OEM/Retail sales, unified global manufacturing, technology, logistics, IT, HR, Finance etc.

SanDisk in Israel 10th anniversary at Tefen - great milestone! 70 employees (mostly system/ASIC engineers), growing to ~250 in next 3 years 20 engineers in Petach Tikva with our SCS team (formerly MDRM) Substantial investments in Tower - First class ASIC supplier Great U3 partnership with msystems TrustedFlash partnerships with NDS and Discretix

Summary Excellent synergies, complementary strengths Huge opportunity requires critical mass People first: drive innovation, accelerate creation of new markets Creating Value to our customers and shareholders Our destiny is in our hands: If not now, when? (Hillel) Let's change the world, and have fun doing it! May the Force be with us - Chizku Ve-imzu!

Forward-Looking Statements
Statements contained in this document that are not historical facts, including statements regarding the consummation of the transaction, and the timing thereof, the expected benefits of the transaction, the future market for the companies’ products, future financial and operating results, plans, objectives, expectations and intentions, including plans with respect to future products and the continued support of msystems customers after the closing of the transaction, are forward-looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Many of these risks and uncertainties cannot be predicted with accuracy and some might not even be anticipated. Some of the factors that could significantly impact the forward-looking statements in this press release include the ability to obtain regulatory and other approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that msystems business may not perform as expected, risks relating to msystems prior stock option grants, risks related to IP litigation involving either party and other risks, some of which are discussed in the companies’ reports filed with the Securities and Exchange Commission under the caption Risk Factors and elsewhere. Any forward-looking statement is qualified by reference to these risks and factors. These risks and factors are not exclusive, and the companies undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law. Additional information regarding these and other factors is contained in the companies’ SEC filings, including, without limitation, SanDisk’s Form 10-K for its fiscal year ended January 1, 2006, and its Form 10-Q for the fiscal quarter ended April 2, 2006, msystems Form 20-F for the year ended December 31, 2005 and msystems forms 6-K. The companies’ filings are available from the Securities and Exchange Commission or may be obtained on SanDisk’s website at www.sandisk.com and msystems website at www.msystems.com, as applicable.
Where You Can Find Additional Information
SanDisk may file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed merger with the SEC. msystems’ security holders are urged to read any such proxy statement/prospectus if and when it becomes available and other relevant documents filed with the SEC because they will contain important information. msystems’ security holders may obtain a free copy of any such information statement/prospects (if and when it is available) and other documents filed by SanDisk with the SEC at the SEC’s Web site at http://www.sec.gov. Any such information statement/prospectus and these other documents may also be obtained for free from SanDisk Investor Relations, 601 McCarthy Boulevard, Milpitas California 95035 (+1 408-801-1000).
If a Registration Statement is not filed by SanDisk, msystems’ security holders are advised to read the proxy statement regarding the proposed merger, which will be made available, because it will contain important information. msystems’ security holders will be able to obtain a free copy of the proxy statement (when it is furnished to the SEC and becomes available) at the SEC’s website at http://www.sec.gov. Such proxy statement (when it becomes available) may also be obtained by msystems’ security holders for free from msystems’ investor relations, 7 Atir Yeda, Kfar Saba 44425 Israel (+972 9-764-5000). msystems’ and its directors and executive officers may be soliciting proxies from msystems’ security holders in connection with the proposed merger. A description of certain interests that msystems’ directors and executive officers may have in the merger will be available in the proxy statement.